Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

VINCE NGUYEN

vince.nguyen@dechert.com

+1 212 698 3566 Direct

+1 212 698 0617 Fax

December 2, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 389 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Claire Hinshaw and me of Dechert LLP during a telephonic discussion on October 26, 2021 with respect to your review of Post-Effective Amendment No. 389 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on September 17, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs Bloomberg Clean Energy Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1. Please provide the completed “Annual Fund Operating Expenses” table for the Fund prior to filing the 485(b).

Response 1. The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A to this correspondence.

Comment 2. Please provide a copy of the index methodology for the Bloomberg Goldman Sachs Global Clean Energy Index (the “Index”).

Response 2. The Registrant previously submitted a correspondence dated December 1, 2021 containing the draft index methodology white paper for the Index.

Mr. Christopher Bellacicco December 2, 2021 Page 2

Comment 3. Please disclose whether or not the Investment Adviser or Index Provider performs any due diligence on issuers after they are added to the Index to ensure that they continue to meet requirements for inclusion in the Index and discuss any actions the Investment Adviser or Index Provider may take if issuers do not continue to meet the inclusion requirements.

Response 3. As currently disclosed in the Prospectus, the Index Provider normally rebalances the Index on a quarterly basis to ensure that issuers continue to meet requirements for inclusion in the Index in accordance with the Index methodology. If an issuer does not continue to meet the inclusion requirements at the time of rebalance, that issuer will be removed from the Index. Accordingly, no revision has been made in response to this comment.

Comment 4. The Staff notes that the “Investment Management Approach–Other Investment Practices and Securities” section states that “the Fund may also invest up to 20% of its assets in securities and other instruments not included in its Index but which the Investment Adviser believes are correlated to its Index....” Please explain what is meant by “correlated to its Index.”

Response 4. We supplementally submit that the phrase referenced above is intended to reflect that the Fund may invest in securities and other instruments that are not Index constituents but are expected to provide the Fund with a return that is highly correlated to the return of the Index or a portion thereof. For example, the Fund may purchase a futures contract or total return swap based on the Index, or a sub-set of Index constituents, or shares of an ETF that seeks to track the Index or a portion thereof.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Melissa O’Neill, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Mr. Christopher Bellacicco December 2, 2021 Page 3

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.45%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.